1033767

P.E. 1/31/02

1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K



02013883



RECEIVED
FEB 07 2002
354

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Dated January 31, 2002

United Microelectronics Corporation
(Translation of Registrant's Name into English)

**No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.**
(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)



Contacts:

Chitung Liu / Ite David Pan
UMC, Investor Relations
Tel. + (886) 2-2700-6999, ext. 6957
Email: Chitung_Liu@umc.com
Ite_pan@umc.com

Luca Biondolillo / Susan Borinelli
Breakstone & Ruth International
Tel. (646) 536-7012 / 18
Email: Lbiondolillo@breakstoneruth.com
Sborinelli@breakstoneruth.com

UMC Reports Unaudited 2001 Annual Results

Taipei, R.O.C. – January. 31, 2002 — United Microelectronics Corporation (NYSE: UMC; TAIEX: 2303), (UMC) today reported unaudited 2001 annual results in accordance with the Republic of China Securities and Futures Commission's requirements and ROC GAAP.

Full year 2001 compared with forecasted financial statements

Unit: Thousands NT

	Unaudited	Forecast	Achievement rate %
Item	Amount	Amount	
Net operating revenues	64,493,407	63,546,101	101
Operating costs	(55,869,710)	(55,515,029)	101
Gross profit	8,623,697	8,031,072	107
Unrealized intercompany profit	(71,419)	(101,280)	71
Realized intercompany profit	578,717	561,229	103
Operating expenses	(14,721,169)	(13,794,404)	107
Operating (loss) income	(5,590,174)	(5,303,383)	105
Non-operating income			
Interest revenue	2,223,825	2,285,811	97
Investment income	-	-	-
Gain on disposal of property, plant and equipment	59,401	39,529	150
Gain on disposal of investments	2,235,378	2,232,342	100
Exchange gain	438,105	153,228	286
Other income	200,701	189,303	106

Subtotal	5,157,410	4,900,213	105
Non-operating expenses			
Interest expenses	(2,488,239)	(2,576,608)	97
Investment loss	(1,730,447)	(1,884,691)	92
Loss on disposal of property, plant and equipment	(101,119)	(83,067)	122
Exchange loss	-	-	-
Inventory loss	(1,322,072)	(1,143,702)	116
Other losses	(278,106)	(311,824)	89
Subtotal	(5,919,983)	(5,999,892)	99
Loss from continuing operations before income tax	(6,352,747)	(6,403,062)	99
Loss from continuing operations	(3,157,302)	(3,207,525)	98
Discontinued operations			
Net loss	$ (3,157,302)	$ (3,207,525)	98
Earning Per Share			
Net loss(in New Taiwan dollars)	$ (0.24)	$ (0.24)	

(*) All figures in thousand of New Taiwan Dollars (NT$) except for percentages

UMC Investor Teleconference

UMC will hold a teleconference for the financial community at 8:00 AM EST Time on February 5 to discuss 2001 annual financial results and business outlook. UMC will provide a real-time audio broadcast of the teleconference on the Investor Relations page of its web site at www.umc.com or www.ccbn.com. The webcast will be available for one week after the teleconference.

Safe Harbor Statement

Except for statements in respect of historical matters, the statements in this release are "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual performance, financial condition or results of operations of UMC to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things: our dependence upon frequent introduction of new services and technologies based on the latest developments; the intensely competitive semiconductor, personal computer and communications industries and markets; the risks associated with international



global business activities; our dependence upon key personnel; general economic and political conditions, including those related to the semiconductor, personal computer and communications industries; possible disruptions in commercial activities caused by natural and human induced disasters, including terrorist activity and armed conflict, such as reduced end-user purchases relative to expectations and orders; fluctuations in foreign currency exchange rates; and those risks identified in the section entitled "Risk Factors" in UMC's Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on January 2, 2002, as amended.

The forecasted financial statements included in this release were published on October 4, 2001 in accordance with the Republic of China Securities and Futures Commission's requirements and ROC GAAP. Investors are cautioned that there are many differences between ROC GAAP and U.S. GAAP, as described in the notes to the financial statements included in UMC's Registration Statement on Form F-3 filed with the U.S. Securities and Exchange Commission on January 2, 2002, as amended.

The financial forecasts and forward-looking statements in this release reflect the current belief of UMC as of the date of this release and UMC undertakes no obligation to update these forecasts and forward-looking statements for events or circumstances that occur subsequent to such date.

Additional information on UMC is available on the web at http://www.umc.com

# # #

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/31/2002

By [signature]

Stan Hung

Chief Financial Officer